SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Approval of Capital Contribution to Subsidiary

1.	Issuing Entity: LG Display Vietnam Haiphong Co., Ltd.

a.	Relationship to Company: Subsidiary

b.	Gross Capital: 117,378,000,000 KRW

2.	Details of Capital Contribution

a.	Amount of Capital Contribution: 541,200,000,000 KRW

b.	Total Equity of LG Display Co., Ltd.: 13,462,388,429,269 KRW as of December 31, 2016

c.	Amount of Capital Contribution to Total Equity Ratio: 4.0%

d.	Ownership Ratio upon Capital Contribution: 100%

e.	Method of Capital Contribution: cash payment

f.	Use of Proceeds: capital expenditures to construct display production facilities

3.	Total Assets of LG Display Co., Ltd.: 24,884,336,178,373 KRW as of December 31, 2016

a.	Amount of Capital Contribution to Total Assets Ratio: 2.2%

4.	Resolution of the Board of Directors

a.	Date: November 30, 2017

b.	Attendance of Outside Directors: 3 out of 4 outside directors

5.	Remarks

a.	The Board of Directors of LG Display Co., Ltd. (the “Company”) approved a USD 500 million capital increase and 100% equity contribution in LG Display Vietnam Haiphong Co., Ltd. (“LGD Vietnam”) for the construction of display production facilities. Further details of the capital contribution will be decided by the representative director of the Company.

b.	The exact date of the capital contribution is not confirmed as of the date hereof but is expected to occur in stages from January 2, 2018 through December 31, 2020.

c.	LGD Vietnam will not issue shares in connection with the capital contribution pursuant to applicable local laws and regulations. As such, the total number of issued shares and the number of shares acquired are not stated above.

d.	The KRW amounts set forth above in 1. Gross Capital and 2.a. Amount of Capital Contribution have been translated from USD at the exchange rate in effect on November 30, 2017 (1 USD to 1,082.40 KRW).

e.	The amounts set forth above in 2.b. Total Equity and 3. Total Assets are based on the Company’s consolidated financial statements as of December 31, 2016 prepared pursuant to K-IFRS.

f.	LGD Vietnam was incorporated in the first half of 2016. The information set forth below in the Selected Financial Information of LGD Vietnam is based on the financial statements as of and for the year ended December 31, 2016 and the nine months ended September 30, 2017. The financial statements for the nine months ended September 30, 2017 have not been audited.

g.	The Company’s audit committee is solely comprised of outside directors. Two members of the audit committee attended the meeting of the Board of Directors held on November 30, 2017.

Selected Financial Information of LGD Vietnam

(in millions of KRW)

	September 30, 2017	December 31, 2016
Total Assets	751,846	163,535
Total Liabilities	656,542	46,156
Total Shareholders’ Equity	95,304	117,379
Total Equity	117,378	117,378
Sales	60,397	—
Net Loss	(15,569)	(1,018)
Audit opinion	N/A	clean
Auditor	N/A	KPMG Vietnam

Decision to Guarantee the Payment Obligation of a Third Party

1.	Debtor: LG Display Vietnam Haiphong Co., Ltd.

a.	Relationship to Company: Subsidiary

2.	Creditor: See 7.b. below

3.	Debt Amount: 649,440,000,000 KRW

4.	Details of the Debt Guarantee

a.	Amount of the Debt Guarantee: 649,440,000,000 KRW

b.	Total Equity of LG Display Co., Ltd.: 13,462,388,429,269 KRW

c.	Debt Guarantee to Total Equity Ratio : 4.8%

d.	Term of the Debt Guarantee: January 2, 2018 to December 31, 2026

5.	Total Balance of the Company’s Financial Guarantees: 535,788,000,000 KRW

6.	Resolution of Board of Directors

a.	Date: November 30, 2017

b.	Attendance of Outside Directors: 3 out of 4 outside directors

7.	Remarks

a.	LG Display Co., Ltd. (the “Company”) expects to guarantee (the “Debt Guarantee”) a certain payment obligation of the Company’s foreign subsidiary, LG Display Vietnam Haiphong Co., Ltd. (“LGD Vietnam”), in connection with borrowings by LGD Vietnam in the principal amount of USD 600,000,000.

b.	The above 2. Creditor is not confirmed as of the date hereof. .

c.	The KRW amounts set forth above in 3. Debt Amount, 4. Details of the Debt Guarantee and 5. Total Balance of the Company’s Financial Guarantees have been translated from USD at the exchange rate in effect on November 30, 2017 (1 USD to 1,082.40KRW).

d.	The above 4.d. Term of the Debt Guarantee reflects the period from the date of the agreement to the date of repayment of all amounts due.

e.	The Company expects to enter into a debt guarantee agreement with LGD Vietnam (the “Debt Guarantee Agreement”), under which the Company expects to receive a fee of approximately USD 11.4 million from LGD Vietnam during its term. The fee is subject to change based on interest rates and market conditions.

f.	The Company expects to enter into the Debt Guarantee Agreement between January 2, 2018 and December 31, 2018. Further details of the transaction will be decided by the representative director of the Company.

g.	The amount set forth above in 4.b. Total Equity is based on the Company’s consolidated financial statements as of December 31, 2016.

h.	LGD Vietnam was incorporated in the first half of 2016. The information set forth below in the Selected Financial Information of LGD Vietnam is based on the financial statements as of and for the year ended December 31, 2016 and the nine months ended September 30, 2017.

i.	The KRW amount set forth below in the Total Balance of the Company’s Financial Guarantees has been translated from USD at the exchange rate in effect on November 30, 2017 (1 USD to 1,082.40 KRW), the date of the resolution of the board of directors.

j.	The Company’s audit committee is solely comprised of outside directors. Two members of the audit committee attended the meeting of the Board of Directors held on November 30, 2017.

Selected Financial Information of LGD Vietnam

(in millions of KRW)

	September 30, 2017	December 31, 2016
Total Assets	751,846	163,535
Total Liabilities	656,542	46,156
Total Shareholders’ Equity	95,304	117,379
Total Equity	117,378	117,378
Sales	60,397	—
Net Loss	(15,569)	(1,018)

Total Balance of the Company’s Financial Guarantees

a.	Debtor: LG Display Vietnam Haiphong Co., Ltd.

•	Relationship to the Company: Subsidiary

b.	Balance of debt guarantee: 535,788,000,000 KRW

c.	Term of debt guarantee: December 19, 2016 to March 7, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: December 1, 2017	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / IR Division